UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements; Related Party Transactions

On October 4, 2024, DoubleDown Interactive Co., Ltd. (the “Company”) entered into a Mutual Termination Agreement to terminate that certain Game Development Agreement previously entered into by and between the Company and its wholly-owned U.S. subsidiary, DoubleDown Interactive LLC (“DDI-US”), with effect from August 31, 2024. Concurrently with the termination, the Company, through DDI-US, entered into a new Game Development Agreement with DoubleU Games Co., Ltd., the controlling shareholder of the Company (“DoubleU Games”), with effect from September 1, 2024. Pursuant to the new Game Development Agreement, DoubleU Games will develop certain social casino game software and titles for the Company, and the Company will pay DoubleU Games development fees equal to DoubleU Games’ development costs plus a certain percentage of such development costs. The initial term of the new Game Development Agreement is three years, subject to early termination or renewal.

The termination of the prior Game Development Agreement between the Company and DDI-US and the entry into the new Game Development Agreement between DDI-US and DoubleU Games are part of internal group reorganization, under which Olive Studio, a game development team previously within the Company, was transferred to DoubleU Games in September 2024. The transactions were reviewed and approved by the Audit Committee and the Board of Directors of the Company.

The foregoing descriptions of the Mutual Termination Agreement and new Game Development Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K and incorporated by reference herein.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267422), to be a part there of from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Mutual Termination Agreement, dated as of October 4, 2024, by and between the Company and DoubleDown Interactive LLC

10.2	Game Development Agreement, dated as of October 4, 2024, by and between DoubleDown Interactive LLC and DoubleU Games Co., Ltd. (Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this exhibit has been omitted because such information is not material and is the type of information that the Registrant treats as private or confidential.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: October 7, 2024	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer